================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 AMENDMENT NO. 2
                                 SCHEDULE 13E-3
                              TRANSACTION STATEMENT
                                      UNDER
                                SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13E-3 THEREUNDER

                                   ----------

                                  CRAMER, INC.
                                (NAME OF ISSUER)
                                  CRAMER, INC.
                            ROTHERWOOD VENTURES, LLC
                           ROTHERWOOD INVESTMENTS, LLC
                               JAMES R. ZICARELLI
                      (NAME OF PERSON(S) FILING STATEMENT)
                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)
                                     224280
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                             GREG NELSON, TREASURER
                            ROTHERWOOD VENTURES, LLC
                         301 CARLSON PARKWAY, SUITE 103
                           MINNETONKA, MINNESOTA 55305
                                 (952) 253-6013
  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                   ----------

                                 WITH COPIES TO:

    Richard D. McNeil / Jonathan B. Levy                   Marc Salle
         Lindquist & Vennum P.L.L.P.                     Kutak Rock LLP
               4200 IDS Center                              Suite 200
           80 South Eighth Street                     444 West 47th Street
        Minneapolis, Minnesota 55402               Kansas City, Missouri 64112
               (612) 371-2412                            (816) 960-0090

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ]  A tender offer.

     d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if this is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
     $1,197,820                                  $250
--------------------------------------------------------------------------------

* Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended by one fiftieth of one percent of the transaction valuation. As described herein this transaction valuation is determined by assuming (i) Rotherwood Ventures purchases $900,000 of newly issued common stock of the Company at a purchase price of $.05 per share, (ii) the Company issues Rotherwood Ventures 800,000 shares of common stock per quarter or 4,0000,000 shares of common stock at $.05 per share in exchange for Rotherwood Ventures' guarantee of, or pledge of collateral in support of, the Company's credit facility for five quarters, from and including the fourth quarter of 2001 through the fourth quarter of 2002 and (iii) Rotherwood Ventures purchasing 1,956,395 shares of common stock held by shareholders of the Company unaffiliated with Rotherwood Ventures pursuant to a short-form merger at a purchase price of $.05 per share, or aggregate consideration of approximately $98,000.

**  The filing fee was previously paid.

[ ] Check box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:   N/A                       Filing party: N/A
Form or registration no.: N/A                       Date filed:   N/A

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        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule
13E-3") is being filed jointly by Rotherwood Ventures, LLC, a Minnesota limited liability corporation ("Rotherwood Ventures"), its parent Rotherwood Investments, LLC a Minnesota limited liability corporation ("Rotherwood Investments") Cramer, Inc., a Kansas corporation (the "Company" also the "Subject Company"), and James R. Zicarelli, President of Rotherwood Ventures, LLC and director of the Company pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with planned transactions between the Company and Rotherwood Ventures that are expected to result in the Company having less than 300 shareholders and terminating its registration and status as a public company under the Securities Exchange Act of 1934, as amended. Rotherwood Ventures, the Company, Rotherwood Investments and Mr. Zicarelli will promptly amend this
Schedule 13E-3, if appropriate, in connection with the transactions described herein.

FOR MORE INFORMATION

        More information regarding the Company is available from its public filings with the Securities and Exchange Commission. This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Company, Rotherwood Ventures, Rotherwood Investments and their Boards of Directors, and Mr. Zicarelli, including statements concerning the Company's strategies following completion of the transactions described herein. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.

ITEM 1. SUMMARY TERM SHEET.

        The responses to this Item 1 are incorporated by reference from Proposal III of the Company's Amendment No. 4 to Schedule 14A, which was filed with the Commission on December 26, 2002.

ITEM 2. SUBJECT COMPANY INFORMATION.

        Rotherwood Ventures, Rotherwood Investments and Mr. Zicarelli are filing this Schedule 13E-3 with respect to their investment in the common stock of the subject company, Cramer, Inc. The principal offices of the Company are located 1222 Quebec Street, North Kansas City, Missouri 64116. The Company's telephone number is (816) 471-4433.

SECURITIES

        As of the close of business on November 30, 2002, the Company had 4,039,607 shares of common stock issued and outstanding.

TRADING MARKET AND PRICE

        The common stock is not traded on NASDAQ or any exchange. There is no market for the common stock and there is not expected to be a market for the common stock for the foreseeable future.



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The Company is not aware of any recent trades of the common stock or any readily determinable market price for the stock. The Company has not paid dividends on the common stock and does not anticipate paying dividends in the foreseeable future.

PRIOR STOCK PURCHASES

        As of the date hereof, Rotherwood Ventures and Rotherwood Investments beneficially own an aggregate of 2,083,212 shares of common stock representing 51.6% of the common stock of the Company. Mr. Zicarelli, as President of Rotherwood Ventures, has shared voting power with respect to these shares. Mr. Zicarelli is also a 6% owner of Rotherwood Ventures. Rotherwood Ventures has guaranteed the Company's $2,000,000 bank loan by initially posting a $2,000,000 letter of credit in favor of the lender and subsequently pledging $2,000,000 of securities to the lender. In exchange for this financial accommodation to the Company, without which the lender would not provide the Company with the loan and the Company could not sustain operations, the Company has agreed to pay Rotherwood Ventures a fee equal to 2% per quarter of the total amount of the $2,000,000 letter of credit or securities pledge for so long as it remains in place for the Company's benefit. If the fee were paid in cash, it would equal $40,000 per quarter. Rotherwood Ventures has agreed to accept payment in shares of common stock at the rate of one share for each $0.05 of the 2% quarterly fee amount, or an aggregate of 800,000 shares per quarter. For the fourth quarter of 2001 and the year 2002, this fee would amount to an aggregate of 4,000,000 shares. To date no shares representing the letter of credit/pledge fee have been actually issued by the Company. The Company does not have sufficient authorized common stock to pay the fee in common stock for this entire period. The Company has changed its method of accounting for the fee. Additional information with respect to the accounting change is contained in Proposal III of the Company's Amendment No. 4 to Schedule 14A, which was filed with the Commission on December 26, 2002.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSONS.

        This Schedule 13E-3 is being jointly filed by the Company, Rotherwood Ventures, which is an 84% owned subsidiary of Rotherwood Investments and Rotherwood Investments (Rotherwood Ventures and Rotherwood Investments, collectively the "Rotherwood Entities") and Mr. James R. Zicarelli, President of Rotherwood Ventures (the Rotherwood Entities and Mr. Zicarelli, collectively, the "Rotherwood Parties"). The business address of the Company is 1222 Quebec Street, North Kansas City, Missouri 64116 and its telephone number is (816) 471-4433. The business address of the Rotherwood Parties is 301 Carlson Parkway, Suite 103, Minnetonka, Minnesota 55305, and their business telephone number is
(952) 253-6013. Rotherwood Ventures is the beneficial owner of 51.6% of the common stock of the Company, and the Company's Chairman and former CEO, Mr. Zicarelli is President of Rotherwood Ventures. In addition, Rotherwood Ventures payed the salary of the Company's former Chief Executive Officer, Mr. Gregory Coward. Rotherwood Ventures received a management fee from the Company equal to the amount of Mr. Coward's salary. An affiliate of Rotherwood Ventures pays the salary of Nicholas Christianson, the Company's Interim Chief Financial Officer and Acting President and CEO. Accordingly, the Company qualifies as an affiliate of the Rotherwood Parties, as such term is defined in Rule 13e-3(d)(1) under the Exchange Act.

        The Rotherwood Entities are in the business of investing in various small businesses. Because Rotherwood Investments owns 84% of the limited liability company units of Rotherwood Ventures,

Rotherwood Ventures believes that Rotherwood Investments qualifies as an "affiliate" of Rotherwood Ventures, as such term is defined in Rule 13e-3(a) under the Exchange Act.

        In accordance with Instruction C of Schedule 13E-3, the Company, Rotherwood Ventures and Rotherwood Investments are required to provide certain information with respect to each of their executive officers and directors. This information is set forth on Annex A attached hereto and is incorporated herein by reference. All of such natural persons identified on Annex A are citizens of the United States of America. In addition, Mr. Zicarelli is a citizen of the United States.

        During the last five years, none of the Company, Mr. Zicarelli, the Rotherwood Entities nor any person named on Annex A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

        The responses to this Item 4 are incorporated by reference from Proposal III of the Company's Amendment No. 4 to Schedule 14A, which was filed with the Commission on December 26, 2002.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The responses to this Item 5 are incorporated by reference from Proposal III of the Company's Amendment No. 4 to Schedule 14A, which was filed with the Commission on December 26, 2002.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        The responses to this Item 6 are incorporated by reference from Proposal III of the Company's Amendment No. 4 to Schedule 14A, which was filed with the Commission on December 26, 2002.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

        The responses to this Item 7 are incorporated by reference from Proposal III of the Company's Amendment No. 4 to Schedule 14A, which was filed with the Commission on December 26, 2002.

ITEM 8. FAIRNESS OF THE TRANSACTION.

        The responses to this Item 8 are incorporated by reference from Proposal III of the Company's Amendment No. 4 to Schedule 14A, which was filed with the Commission on December 26, 2002.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

        The responses to this Item 9 are incorporated by reference from Proposal III of the Company's Amendment No. 4 to Schedule 14A, which was filed with the Commission on December 26, 2002.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The responses to this Item 10 are incorporated by reference from Proposal III of the Company's Amendment No. 4 to Schedule 14A, which was filed with the Commission on December 26, 2002.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         See Items 2, 5 and 6 above regarding the Rotherwood Parties' ownership of and transactions involving the Company's common stock.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         At this time, there is no definitive agreement or understanding with respect to any business combination between the Company and Rotherwood Ventures that constitutes a Rule 13e-3 transaction. Accordingly, this item is not applicable. Rotherwood Ventures will amend this Schedule 13E-3 as necessary to update this item.

ITEM 13. FINANCIAL STATEMENTS.

(a)      Financial Information.

         (1) The Company's audited financial statements for 2001 and 2000 are incorporated by reference from Item 8 of Amendment 3 to the Company's Annual Report on Form 10-KSB/A for the year ended December 31, 2001, which was filed with the Commission on December 26, 2002 (File No. 48-0638707).

         (2) The Company's unaudited balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows, and comprehensive income are incorporated by reference from Item 1 of the Company's most recent quarterly report on Form 10-QSB for the period ended September 30, 2002, which was filed with the Commission on November 21, 2002 (File No. 000-09063).

         (3) Not applicable.

         (4) The book value per share of the common stock as of September 30, 2002 was ($0.039).

(b)      Pro Forma Information.

         Not applicable.

         Information incorporated herein by reference has been filed by the Company with the Commission as stated above. You may read and copy these reports, statements or other information that the Company files at the Commission's public reference rooms which are located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233




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
Broadway, New York, New York 10279. Copies of such materials are also available from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates. Copies of such materials may also be accessed through the Commission's Internet site at www.sec.gov.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         At this time, there is no definitive agreement with respect to any business combination between the Company and Rotherwood Ventures that constitutes a Rule 13e-3 transaction. Accordingly, this item is not applicable. Rotherwood Ventures will amend this Schedule 13E-3 as necessary to update this item.

ITEM 15. ADDITIONAL INFORMATION.

         Not applicable.

ITEM 16. EXHIBITS.

         (a) Amendment No. 4 to Preliminary Proxy Statement dated December 26, 2002 (incorporated by reference SEC File No. 000-09603)

         (b) Schedule 13D dated August 19, 2002 (incorporated by reference to SEC File No. 005-34019)

         (c) Appraisal summary of Meara King & Co., dated June 12, 2002 (incorporated by reference to Amendment No. 4 to the Company's Preliminary Proxy Statement dated December 26, 2002 SEC File No. 000-09603).

         (d) Description of appraisal rights under Kansas law (incorporated by reference to Amendment No. 4 to the Company's Preliminary Proxy Statement dated December 26, 2002 SEC File No. 000-09603).

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                     CRAMER, INC.



                                     By: /s/ Nicholas Christianson
                                         --------------------------------------
                                             Name:  Nicholas Christianson
                                             Title: Acting President and Chief
                                                    Executive Officer
                                     Date:  December 26, 2002

                                     ROTHERWOOD VENTURES, LLC



                                     By: /s/ James R. Zicarelli
                                         --------------------------------------
                                             Name:  James R. Zicarelli
                                             Title: President

                                     Date:  December 26, 2002

                                     ROTHERWOOD INVESTMENTS, LLC



                                     By: /s/ Greg Nelson
                                         --------------------------------------
                                             Name:  Greg Nelson
                                             Title: Treasurer and Secretary

                                     Date:  December 26, 2002



                                     By: /s/ James R. Zicarelli
                                         --------------------------------------
                                             Name:  James R. Zicarelli

                                     Date:  December 26, 2002

                                     ANNEX A

         The name, business address, and position with Rotherwood Ventures, LLC and Rotherwood Investments, LLC, respectively, and the present principal occupation or employment of each of the directors (governors) and executive officers of such limited liability corporations are set forth below. Except as otherwise indicated, each person listed below is a citizen of the United States and each person's business address is 301 Carlson Parkway, Suite 103, Minnetonka, Minnesota 55305, telephone number (952) 253-6013.

1. DIRECTORS AND EXECUTIVE OFFICERS OF CRAMER, INC.

DIRECTORS                                                                                    MATERIAL OCCUPATION
NAME                              PRESENT PRINCIPAL OCCUPATION                              (FOR LAST FIVE YEARS)
---------                         ----------------------------                              ---------------------
James R. Zicarelli             President, Rotherwood Ventures, LLC           President, Sagebrush Corporation, a library services
                                                                             and publishing company and affiliate of Rotherwood
                                                                             Ventures. From 1995-2001 he served as Chief
                                                                             Executive Officer of Cramer, Inc.

David E. Crandall              Chairman and CEO of PPA Industries, a         Chairman and CEO of PPA Industries.
                               manufacturer of electronic enclosures,
                               pre-fabricated wall systems and machinery
                               packages

OFFICERS                                                                                     MATERIAL OCCUPATION
NAME                                         TITLE                                          (FOR LAST FIVE YEARS)
---------                                    -----                                          ---------------------
Nicholas Christianson         Acting CEO, and Interim Chief Financial        Employed by an affiliate of Rotherwood Ventures, and
                              Officer                                        served as Chief Financial Officer of two application
                                                                             server providers, Metafarms, Inc. and Scout Information
                                                                             Services. Prior to Scout, Mr. Christianson was an
                                                                             auditor at PriceWaterhouseCoopers ("PWC") He is a
                                                                             licensed C.P.A.

2. DIRECTORS AND EXECUTIVE OFFICERS OF ROTHERWOOD VENTURES, LLC

BOARD OF GOVERNORS

                                                                                            MATERIAL OCCUPATION
NAME                                   PRESENT PRINCIPAL OCCUPATION                        (FOR LAST FIVE YEARS)
----                                   ----------------------------                        ---------------------
Tony Christianson                   Managing Director, Cherry Tree                Managing Director, Cherry Tree
                                     Investments, a private investment             Investments
                                     firm
Gordon Stofer                       Managing Director, Cherry Tree                Managing Director, Cherry Tree
                                     Investments, a private investment             Investments
                                     firm
Charles W. Oswald                   Private Investor                              Private investor and business consultant
James R. Zicarelli                  President, Sagebrush Corporation              President, Sagebrush Corporation, CEO of
                                                                                   Cramer, Inc. 1995-2001
Greg Nelson                         President, Dakota Advisers, LLC,              CFO of Family Financial Services,
                                     a registered investment adviser               a registered investment adviser

OFFICERS                                                                                     MATERIAL OCCUPATION
NAME                                                   TITLE                                (FOR LAST FIVE YEARS)
--------                                               -----                                ---------------------
Charles W. Oswald                   Chairman and CEO                              Private investor and business consultant
James R. Zicarelli                  President                                     President, Sagebrush Corporation

3. DIRECTORS AND EXECUTIVE OFFICERS OF ROTHERWOOD INVESTMENTS, LLC

BOARD OF GOVERNORS                                                                           MATERIAL OCCUPATIONS
NAME                                      PRESENT PRINCIPAL OCCUPATION                       (FOR LAST FIVE YEARS)
------------------                        ----------------------------                       ---------------------
Charles W. Oswald                   Private Investor                              Private investor and business consultant
David C. Oswald                     Self-employed Psychologist
Julie Umbarger                      President, Oswald Foundation
Greg Nelson                         President, Dakota Advisors, LLC


OFFICERS                                                                                     MATERIAL OCCUPATIONS
NAME                                                  TITLE                                  (FOR LAST FIVE YEARS)
--------                                              -----                                  ---------------------
Charles W. Oswald                   President                                     Private investor and business consultant
Greg Nelson                         Treasurer and Secretary                       President FFS




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